

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Via E-mail
Mr. João Adalberto Elek Júnior
Chief Financial Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil

  Re: Fibria Celulose S.A.
    Form 20-F for Fiscal Year Ended December 31, 2010
    Filed April 1, 2011
    Form 20-F/A for Fiscal Year Ended December 31, 2010
    Filed September 2, 2011
    File No. 001-15018

Dear Mr. Elek:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia Jenkins

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Health Care Services